October 16, 2009

By U.S. Mail and facsimile: (423) 787-1235

R. Stan Puckett
Chairman and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

> **Re:** **Green Bankshares, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File Number 001-14289**

Dear Mr. Puckett:

We have reviewed the above referenced filings, your response letter dated September 4, 2009 to our comments dated August 25, 2009 and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

1.   Please refer to your response to comments 1 and 2 to our August 25, 2009 letter and provide us drafts of your proposed revisions to future filings in response to our comments, as requested in our letter.

Item 11. Executive Compensation, page 87

Compensation Discussion and Analysis, page 18 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 4 in our letter dated August 25, 2009. We also note that the company is required to file any compensatory plan or arrangement in which any of the named executive officers participates pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. If the plan or arrangement is not set forth in any formal document, the company is required to file a written description thereof. Based on the disclosure in the proxy statement, it appears that the company's Cash Incentive Plan is a compensatory plan or arrangement in which the named executive officers participate. Please file a written description of the Cash Incentive Plan or tell us why you are not required to do so.

Form 10-Q for the period ended June 30, 2009

3.   Please refer to your response to comment 6 to our August 25, 2009 letter and address the following:

- Please tell us and revise future filings to provide an expanded discussion of the change made to your allowance for loan loss methodology in the first quarter of 2009, including why management believed an apparent improvement in one quarter warranted a change in assumptions for SFAS 5 qualitative factors given the market conditions at that time, identification of the specific factors changed, the changes made to those factors and the quantitative effect of those changes on the provision and the allowance for loan losses at March 31, 2009.

- Please tell us and revise future filings to provide an expanded discussion of your policy for obtaining new appraisals on collateral dependent loans, including the frequency of which you acquire an identification of the significant economic factors that would result in more frequent updating of appraisals.

- Please tell us and revise your future filings to discuss the extent to which you consider potential declines in collateral value on a quarterly basis for purposes of estimating additional losses incurred on such collateral dependent loans or REO between the regular appraisal updates.

4.   Noting the significant unrealized loss on other securities and collateralized mortgage obligations disclosed in Note 2 to the financial statements, please address the following:

- Please tell us and revise future filings to provide an expanded discussion of what is included in these categories, including the nature of the underlying assets.

- Please provide us with and consider disclosing in future filings a table detailing the following information for these securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a dollar amount and a percentage of collateral, and excess subordination.

- Please tell us and consider disclosing the specific method(s) used to fair value each major issuance of securities included in these categories. Clarify how you determined that no significant unobservable data was used to determine fair value, which would have resulted in a classification of Level 3 under SFAS 157.

- Please provide us a detailed analysis of the securities' impairment as of December 31, 2008, as of March 31, 2009 and as of June 30, 2009 that identifying all available evidence, explains the relative significance of each piece of evidence, and identifying the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3469.

Sincerely,

Justin Dobbie
Attorney Advisor